UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

First Interstate BancSystem, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

32055Y201

(CUSIP Number)

May 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32055Y201	13G	Page 2 of 12 Pages

1	Name of reporting persons: Lightyear Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,700,218
	6	Shared voting power: 0
	7	Sole dispositive power: 1,700,218
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,700,218
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.1%
12	Type of reporting person (see instructions): PN

CUSIP No. 32055Y201	13G	Page 3 of 12 Pages

1	Name of reporting persons: Lightyear Co-Invest Partnership II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 4,496
	6	Shared voting power: 0
	7	Sole dispositive power: 4,496
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 4,496
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): PN

CUSIP No. 32055Y201	13G	Page 4 of 12 Pages

1	Name of reporting persons: Lightyear Fund II GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,700,218
	6	Shared voting power: 0
	7	Sole dispositive power: 1,700,218
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,700,218
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.1%
12	Type of reporting person (see instructions): PN

CUSIP No. 32055Y201	13G	Page 5 of 12 Pages

1	Name of reporting persons: Lightyear Fund II GP Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,704,714
	6	Shared voting power: 0
	7	Sole dispositive power: 1,704,714
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,704,714
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.1%
12	Type of reporting person (see instructions): OO

CUSIP No. 32055Y201	13G	Page 6 of 12 Pages

1	Name of reporting persons: LY Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,704,714
	6	Shared voting power: 0
	7	Sole dispositive power: 1,704,714
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,704,714
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.1%
12	Type of reporting person (see instructions): OO

CUSIP No. 32055Y201	13G	Page 7 of 12 Pages

1	Name of reporting persons: Mark F. Vassallo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,708,825
	6	Shared voting power: 0
	7	Sole dispositive power: 1,708,825
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,708,825
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%
12	Type of reporting person (see instructions): IN

CUSIP No. 32055Y201	13G	Page 8 of 12 Pages

Item 1.	(a).	Name of Issuer:

First Interstate BancSystem, Inc. ( the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

401 North 31st Street, Billings, Montana 59116

Item 2.	(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”); (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”); (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”); (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”); (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”) and (6) Mr. Mark F. Vassallo, an individual.

	(b).	Address of Principal Business Office:

401 North 31st Street, Billings, Montana 59116

	(c).	Citizenship:

See Item 4 of each cover page.

	(d).	Title of Class of Securities:

Class A common stock (“Class A Common Stock”)

	(e).	CUSIP Number:

32055Y201

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 32055Y201	13G	Page 9 of 12 Pages

Item 4.		Ownership.

	(a)	Amount beneficially owned:

See Item 9 of each cover page.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

As of the date hereof, 1,700,218 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Fund II, 4,496 shares of Common Stock of the Issuer reported herein are directly held by Co-Invest and 4,111 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Capital II, LLC. As the general partner of Lightyear Fund II, Lightyear Fund II GP may be deemed to have voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP and Co-Invest, Lightyear Fund II GP Holdings may also be deemed to have voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP and Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Co-Invest, as applicable.

LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Mark F. Vassallo, as the managing member of LY Holdings, may also be deemed to have voting and/or dispositive power over such securities. However, each of LY Holdings and Mr. Vassallo disclaims beneficial ownership of the shares held by Lightyear Fund II and Co-Invest.

As the sole member of Lightyear Capital II, LLC, Lightyear Capital LLC may be deemed to have voting and/or dispositive power over the securities held by Lightyear Capital II, LLC. As the managing member of Lightyear Capital LLC, Mr. Vassallo may also be deemed to have voting and/or dispositive power over such securities. However, each of Lightyear Capital LLC and Mr. Vassallo disclaims beneficial ownership of the shares held by Lightyear Capital II, LLC.

CUSIP No. 32055Y201	13G	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

LIGHTYEAR FUND II, L.P. By: Lightyear Fund II GP, L.P., its general partner By: Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P. By: Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP, L.P. By: Lightyear Fund II GP Holdings, LLC, its general partner

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Exhibit List

Exhibit A	Joint Filing Agreement, dated June 7, 2017, among the Reporting Persons.
Exhibit B	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.